

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 22, 2010

Via Facsimile and U.S. Mail
Mr. Jeffrey C. Smith
Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, NY 10022

> **Re:** **Cypress Bioscience, Inc.**
> **Schedule TO-T**
> **Filed September 15, 20, and 21, 2010 by Ramius V&O Acquisition LLC and Ramius Value and Opportunity Advisors LLC**
> **File No. 5-35589**
> **Schedule 13D/A filed August 12, 2010 by Ramius Value and Opportunity Master Fund Ltd., Ramius Navigation Master Fund Ltd., Ramius Enterprise Master Fund Ltd., Ramius Value and Opportunity Advisors Fund LLC, Ramius Optimum Investments LLC, Ramius V&O Acquisition LLC, Cowen Overseas Investment LP., Ramius Advisors, LLC, Ramius LLC, Cowen Group, Inc., RGG Holdings LLC, and C4S & Co., LLC.**

Dear Mr. Smith:

We have limited our review of the filings to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1. We refer to the exhibits filed to Schedule TO that reference the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The

safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise the Schedule TO to indicate that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. Finally, confirm supplementally that you will make these clarifications in all future filings that are made in connection with the tender offer, whether they include press releases, investor presentations or correspondence with Cypress.

2. We refer to the Schedule 13D and amendments thereto filed by Ramius LLC and affiliates. In the offer to Purchase, persons identified in the Schedule 13D are identified collectively as the Ramius Group. We note the involvement of the Ramius Group in the lead up to the pending offer. Ramius LLC has also filed the Schedule TO under its CIK. Based on disclosure contained in Schedule 13D, the Offer to Purchase and the filings of Ramius LLC, please revise to include on the cover page of the Schedule TO-T, and provide disclosure for, all other filing persons that are part of the Ramius Group. Alternatively, advise us of why this is unnecessary. Refer to Item 3 of Schedule TO and Exchange Act Rule 14d-1(g)(2).

3. As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. We note that the terms of the financing commitment between the bidders and Royalty Pharma Finance Trust contemplate the financing of the tender offer in exchange for Royal Pharma's acquisition of (1) a security interest in the capital stock and assets of Cypress Bioscience Inc. acquired by the Ramius Group and (2) the exchange for a percentage of Cypress's royalty interest in the worldwide net sales of Savella. As noted above, the concept of "bidder" encompasses any entity "on whose behalf a tender offer is made." Given Royalty Pharma's involvement in the financing of the offer and the terms pursuant to which it has agreed to fund the tender offer, please provide us with your legal analysis of whether Royalty Pharma is also a bidder in the current tender offer. Refer generally to "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

> Note that any bidders added must be clearly identified and must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D. Further, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.

4. We note that the while the Offeror has received a commitment letter to finance the purchase of securities, the offer is subject to a financing condition. Generally, when an Offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Exhibit (a)(1)(A): Offer to Purchase
Source and Amount of Funds, page 23

5. Refer to Item 1007(b) of Regulation M-A. Please disclose the alternate financing plans should the primary financing plans fall through. If none, so state.

Dividends and Distributions, page 25

6. We note the disclosure that if Cypress, after September 15, 2010 "declares or pays any dividend or issues with respect to the Shares any additional Shares," then the purchase price payable by you will be reduced to the extent any payment is made in cash. Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distributions declared by the company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).

Conditions of the Offer, page 25

7. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

Schedule 13D/A filed August 12, 2010

8. We note disclosure in the August 11, 2010 letter filed as an exhibit that indicated Ramius had heard from several stockholders who wanted maximum value for their shares through a negotiated transaction involving the target company and Ramius. We similarly note the Schedule 13D filing made by RA Capital Management LLC and its affiliates on September 13, 2010 in which it outlined in a letter to the Board, its views regarding the Ramius offer. Please advise us supplementally of any contacts between RA Capital Management LLC, other 5% or greater stockholders and Ramius from July 2010 through to the present, inclusive of the substance of any discussions regarding the tender offer and/or proposed course of action involving either or both parties. We may have further comment.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

• the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel

Cc (via facsimile):   Steve Wolosky, Esq.
                          Olshan Grundman Frome Rosenzweig & Wolosky LLP